BLACKROCK EXECUTION SERVICES

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48719

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING_____01/01/2025_____AND ENDING_____12/31/2025_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _BlackRock Execution Services_

TYPE OF REGISTRANT (check all applicable boxes):

◉ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant
    □ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
  50 Hudson Yards

	(No. and Street)	
New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zachary Marcus	(646) 231-0046	zachary.marcus@blackrock.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

	(Name – if individual, state last, first, and middle name)		
30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary Marcus, affirm that, to the best of my knowledge and belief, the statement of financial condition pertaining to the firm of BlackRock Execution Services, as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Financial and Operations Principal
Title

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BlackRock Execution Services
Statement of Financial Condition
December 31, 2025

Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholder of BlackRock Execution Services

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BlackRock Execution Services (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2026

We have served as the Company's auditor since 2009.

BlackRock Execution Services

Statement of Financial Condition

December 31, 2025

(in thousands, except share and per share data)

Assets

Cash and cash equivalents	$	41,539
Commissions receivable		6,253
Deposit with clearing organization		501
Other assets		328
Total assets	$	48,621

Liabilities

Due to related parties	$	3,881
Accounts payable and accrued liabilities		201
Total liabilities		4,082

Stockholder's equity

Common stock ($0.01 par value – 1,000 shares authorized, one share issued and outstanding)		–
Additional paid-in capital		6,486
Retained earnings		38,053
Total stockholder's equity		44,539
Total liabilities and stockholder's equity	$	48,621

See accompanying notes to the statement of financial condition.

BlackRock Execution Services
Notes to the Statement of Financial Condition
December 31, 2025

1. Organization

BlackRock Execution Services (the "Company"), a California corporation, is a wholly owned subsidiary of BlackRock Institutional Trust Company, N.A., which is an indirect, wholly owned subsidiary of BlackRock, Inc. (together, with its subsidiaries "BlackRock"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the California Department of Corporations and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides agency trading services to its clients and operates as an introducing broker, clearing all transactions with and for customers through its U.S. clearing broker on a fully disclosed basis. Accordingly, the Company does not maintain customer accounts or take possession of any customer funds or securities.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounting Developments

Income Tax Disclosure Requirements. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which enhances annual income tax disclosures. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The Company adopted disclosure requirements of ASU 2023-09 prospectively during the year ended December 31, 2025. See Note 3, Income Taxes, for further information.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and an investment in a money market fund. Cash and cash equivalents are carried at either cost or amortized cost, which approximates fair value due to their short-term maturities.

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 Inputs – Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs – Unobservable inputs for the valuation of the asset or liability, which may include nonbinding broker quotes. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgement or estimation.

The Company's financial assets measured at fair value consist of an investment in a money market fund, which is included in cash and cash equivalents on the statement of financial condition, and had a fair market value of $24.4 million at December 31, 2025. The money market fund is valued using the published net asset value of the fund, which approximates its fair value and is classified in Level 1 of the fair value hierarchy.

Commissions Receivable

The Company earns commission revenue for buying and selling securities on behalf of its customers. Commissions receivable were $9.5 million at January 1, 2025 and $6.3 million at December 31, 2025.

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred income tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred income tax asset will be fully recoverable in the future, a valuation allowance will be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in additional income tax expense. Further, the Company records its income taxes receivable and payable based upon its estimated income tax position.

In each jurisdiction where a group of BlackRock entities file a consolidated or combined report, the total tax liability of the group is allocated among its members in accordance with the tax sharing agreement. When settling tax liabilities, the individual tax liability assigned to the Company generally equals the tax liability determined on a stand–alone basis.

Significant management judgement is required in assessing and estimating the tax consequences that may be subject to uncertainty. The Company establishes a reserve for uncertain tax positions unless such positions are determined to be more likely than not of being sustained upon examination based on their technical merits.

3. Income Taxes

Deferred income tax assets and liabilities are recorded net on the statement of financial condition when they relate to the same tax jurisdiction. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Company's statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The temporary difference that gave rise to a significant portion of the Company's deferred income tax asset at December 31, 2025 was the future tax deduction for state tax expense.

For the year ended December 31, 2025, the Company's operations will be included in the consolidated federal income tax return of BlackRock. The Company does not file separate state and municipal income tax returns. The Company's state and/or municipal income tax returns will be consolidated with one or more BlackRock subsidiaries on a combined or unitary basis. The Company has entered into a written agreement with BlackRock providing for the allocation and payment of income tax on the basis as if it were to file separate federal and state income tax returns. These payments and refunds are to be settled with BlackRock or its wholly owned subsidiaries. At December 31, 2025, the Company had $0.3 million of income taxes payable recorded in due to related parties on the statement of financial condition.

The following tabular reconciliation presents the total amounts of gross unrecognized tax benefits, which are recorded in accounts payable and accrued liabilities on the statement of financial condition:

(in thousands)	Year Ended December 31, 2025	
Balance at January 1	$	98
Additions for tax positions of current year		20
Additions for tax positions of prior year		7
Reductions for tax positions related to prior year		(51)
Balance at December 31	$	74

Included in the balance of unrecognized tax benefit at December 31, 2025 is $0.1 million of tax benefit that, if recognized, would affect the effective tax rate.

Related to the unrecognized tax benefit noted above, the Company released interest and penalties of $0.02 million during 2025 and in total, at December 31, 2025, had recognized a liability for interest and penalties of $0.02 million.

The Company is subject to U.S. federal income tax as well as state and local income tax in multiple jurisdictions. Tax years after 2016 remain open to U.S. federal income tax examination.

During 2020 and 2021, the Internal Revenue Service commenced its examination of the Company's 2017 through 2018 tax years and 2019 tax year, respectively. During 2023, the Internal Revenue Service commenced its examination of the Company's 2016 tax year, for which the examination was concluded in 2025.

The Company is currently under audit in several state and local jurisdictions. The significant state and local income tax examinations are in New York State for tax years 2015 through 2020, and New York City for tax years 2015 through 2017. New York City tax examination for 2012 through 2014 was concluded during 2025. No open state and local tax examinations cover years earlier than 2015.

From time to time, the Company may receive or be subject to tax authorities' assessments and challenges related to income taxes. The Company does not currently expect the ultimate resolution of any other existing matters to be material to the statement of financial condition.

4. Related Party Transactions

Certain wholly owned subsidiaries of BlackRock provide management and administration services to the Company. At December 31, 2025, amounts due to related parties pertaining to these services were $3.6 million.

At December 31, 2025, due to related parties included a payable balance of $0.3 million related to tax payments as discussed in Note 3.

Outstanding amounts related to the above transactions are recorded on a net basis in the statement of financial condition where the legal right and intent to offset exists.

5. Indemnifications, Commitments, and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No liability has been recorded on the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2025.

6. Deposit with Clearing Organization

At December 31, 2025, the Company maintained a deposit with a clearing broker in the amount of $0.5 million, which is held in cash.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3–1 under the Securities and Exchange Act of 1934, which requires the Company to maintain minimum net capital of the greater of $5.0 thousand or 6.67% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 after the first year of operations. At December 31, 2025, the Company had net capital of approximately $38.5 million, of which $38.2 million was in excess of its required net capital of $0.3 million. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.

8. Subsequent Events

The Company conducted a review for subsequent events through the date this statement of financial condition was issued and determined that no subsequent events had occurred that would require accrual or additional disclosures.